Exhibit 4.16
Amendment No. 1 to Settlement Agreement and Mutual General Release

This Amendment No.1 to a Settlement Agreement and Mutual General Release (“Amendment”) is made effective of December 13, 2020 (the “Effective Date”) by end between Teva Pharmaceutical Industries Ltd. ("Teva"), on the one hand, and MediWound Ltd. ("MediWound"), on the other hand. Teva and MediWound are together referred to as the "Parties" and individually referred to as a “Party”.

WITNESSETH:

WHEREAS the Parties entered into a Settlement Agreement and Mutual General Release dated March 24, 2019, (the “Agreement”) to fully and finally settle all matters arising from and/or related to the their business relationship and the termination of such relationship, including without limitation the Asserted Claims, as such term is defined in the Agreement followed by Mediwound’s undertakings pursuant to that letter dated March 24, 2019 regarding Certain Indemnity in connection with the Settlement Agreement (the "Indemnification Letter");

WHEREAS following discussions that were held between the Parties, the Parties have reached new understandings regarding the payment of the Revenue-Based Payments, as such term is defined in the Agreement, and wish to amend them, in accordance with the principles of Appendix A attached to this Amendment, and as more fully set forth herein;

NOW, THEREFORE, in consideration of the mutual promises herein contained, it is agreed as follows:

1.	All capitalized terms not herein defined shall have the meaning ascribed to them in the Agreement.

2.	Section 3.2 shall be removed entirely from the Agreement and shall be replaced with the following:
"MediWound hereby undertakes to pay Teva:

(i) an amount of US$ 3,000,004, in lieu of the Revenue-Based Payment for the calendar year 2019 (which was due to be paid on April 2020), which shall be paid as follows: an amount of US$1,000,000 to be paid within 3 business days after signing this Amendment; in addition, twelve quarterly payments in the amount of US$ 166,667 each during the period commencing on January 1, 2021 and ending on December 31, 2023. Such payments will be made on or prior to the end of each calendar quarter, in which such payment is due. Such payments shall be performed regardless of any revenues, received or not received by MediWound; and

(ii) commencing on January 1, 2021, an annual payment of US$1,000,000, payable on a quarterly basis (i.e., US$ 250,000 per quarter) (the "Contingent Payments"), unless MediWound will not recognize any revenues generated from the sale or license by MediWound or its Affiliate of the Licensed Products in a certain calendar quarter in which a payment is due, and in this case, MediWound shall not be obligated to pay Teva the Contingent Payment due for that quarter (the term "Licensed Product” shall have the meaning ascribed thereto in that certain License and Collaboration Agreement dated August 21, 2007, as amended, by and between MediWound and Teva, which definition is hereby incorporated by reference into this Amendment to constitute an integral part hereof); all, up to an aggregate amount equal to US$ 7,200,000 regardless of the  number of quarters required for purposes of the payment of such aggregate amount. Each Contingent Payment will be on or prior to the end of each calendar quarter, in which such payment is due. For the avoidance of doubt, it is hereby clarified that the Contingent Payment for a certain quarter shall be paid in the event that Mediwound shall have recognized revenues generated from the sale or license by MediWound or its Affiliate of the Licensed Products above 0 during such calendar quarter (regardless of the actual amount of such revenues).

(iii) the Parties agree that MediWound shall have the right, upon 30 days advance written notice, to pay in advance  the balance of the Contingent Payments that have not been paid up to the date of such advance repayment, subject to the Parties' agreement on the present value of such balance of Contingent Payments."

3.	Section 3.3(ii) shall be removed from the Agreement and the Section 3.3(ii) shall be left intentionally blank.

4.	In Section 3.3(iii)(B) the reference will be amended from Section 3.2(i) to Section 3.2.

5.	All other terms and conditions of the Agreement shall apply to the Amendment and remain in full force and effect as detailed in the Agreement.

6.	In the event of any inconsistency or conflict between the provisions of the Agreement the provisions of this Amendment, this Amendment shall prevail and govern.

7.	It is hereby clarified that the Indemnification Letter remains in full force and effect without any change following this Amendment.

The Parties have caused this Amendment to be duly authorized, executed, and delivered as of the Effective Date.

[Signature Block Follows]

IN WITNESS WHEREOF, this Settlement Agreement and Mutual General Release has been duly executed on the date herein above set forth:

MediWound Ltd. By: /s/Sharon Malka Name: Sharon Malka Title: Chief Executive Officer By: /s/Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: Chief Financial Officer	Teva Pharmaceutical Industries Ltd. By: /s/Eli Shani Name: Eli Shani Title: SVP, Business Development By: /s/Eli Kalif Name: Eli Kalif Title: EVP, Chief Financial Officer

[Signature Page to Amendment No. 1 to
Settlement Agreement and Mutual General Release / 2020]